PLYMOUTH ROCK ACCELERATES WEAPON DETECTION RADAR TO ASSIST UNITED STATES GOVERNMENT SECURITY

Plymouth, Massachusetts - February 09, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in developing threat detection and unmanned technologies, is pleased to announce that its CODA-1(Cognitive Object Detection Apparatus) system has undergone further successful testing for detection of various concealed weaponry on a person at our PRT laboratories.

CODA is a uniquely designed, ultra-compact radar device that can be utilized for a variety of applications across many industries, covering everything from traditional radar for drone or aircraft detection, to low-power stand-off weapon detection. The CODA system is a production status product - not a prototype and is the size of an electronic tablet, uses off the shelf high-speed processors and can be fitted to or inside a wall. It uses FCC allocated detection frequencies and has been demonstrated in several programs in the United States funded under the NATO Science for Peace and Security Program.

The CODA system has also been through rigorous testing by the US Army Night Vision and Electronic sensors directorate (NVESD) under the Adaptive Red Team / Technical Support and Operational Analysis (ART/TSOA) activity.

USA TODAY 11 January 2021

Congressman Mike Quigley,

'There's not enough security' "I texted all my staff that there's not enough security outside," he recalled. Not long after, Capitol Police told Quigley and others that the building had been breached and ordered lawmakers to grab gas masks stowed nearby.

"We were crouching down and going wherever the police thought that we'd be safest" as loud bangs, either tear gas or bullets, filled the air, he said. "We sort of made a run for it. I've been shot at, so I guess I've been in life-threatening situations, but not one involving the House floor of the most important democracy in the world."

"The words of Congressman Quigley say it all," stated Carl Cagliarini, Co-Founder and Chief Strategy Officer of PRT. "As a team, we have worked on technologies that have been used to detect suicide bombers in the Middle East. Those systems, while effective, were very expensive and the computer processor technology available, was at the limit of its technical capability."

"The video we will be posting to our social media channels and outlets not only shows that the device is compact and mobile, but also demonstrates its completely autonomous operation," concluded Cagliarini.

"The unprecedented events of January 6th, 2021 of weapons and pipe bombs being in and around the Capitol Building, and people losing their lives, have highlighted the unfortunate fact that current procedures and security used to protect our democratic establishments, are not where they need to be," stated Dana Wheeler, Co-Founder and CEO of PRT. "To bring security into the 21st century, it requires a two-pronged approach - increased physical security and greater intelligence to detect weaponry in the vicinity of these buildings. Today, we thought that it was time to show what the next level of security can look like in practice," concluded Wheeler.

The video showing the CODA-1 in action, will be made available via our social media platforms on the morning of this release.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

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